[COOLEY GODWARD KRONISH LLP LETTERHEAD]

Christian J. Scognamillo
T: (650) 843-5196 cscognamillo@cooley.com

October 28, 2006

VIA EMAIL

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Following up on our telephone conference on Tuesday, October 24, 2006 (the "Conference Call"), on behalf of Affymax, Inc. (the "Company"), we are providing a supplemental response to comment number 3 received from the staff of the Securities and Exchange Commission (the "Staff"), by letter dated October 16, 2006 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement").

Stock-Based Compensation, page 38

  3.    We acknowledge your response to comment 9 of our letter dated August 31, 2006. Please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing to disclose and/or provide us with the information that follows.

  •
  Please tell us and disclose which methodology (i.e. income, market, etc.) management used to retrospectively value the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006. Please also disclose the assumptions used in conjunction with that methodology.

  •
  Please disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the October 2, 2006 letter impacted your fair value assessment at each different point in time. Tell us why you believe that the milestone achievements outlined on page 5 of the October 2, 2006 letter were not considered "true measures" of the company's fair value, given that you disclose on page 38 that management relied on those milestones in determining the fair value of all compensatory equity instruments leading up to the third-party valuation date of February 10, 2006.

  •
  It appears you have simply relied on the initial underwriter estimate of fair value for all periods subsequent to February 10, 2006. The underwriter's preliminary estimate of the ultimate IPO price does not appear to be an appropriate valuation methodology for your pre-IPO equity transactions. In addition, it is not appropriate to revise your valuations based on a change in the IPO price since the fair value on a given date should not change based on subsequent events.

  •
  Please tell us why a linear, look-back approach, as discussed in your letter dated October 2, 2006, is appropriate given that you achieved significant internally specified milestones during the period, such as your entry into the agreements with Takeda. The linear approach does not appear to be an appropriate valuation methodology.

        In response to the Staff's request, we will furnish our letter dated September 15, 2006 via EDGAR.

Stock Based Compensation: Stock Option Grants, January 2005 through September 2006

        As we discussed with you on the Conference Call, the Company considered the three most generally accepted approaches to valuation: market, income and asset-based approaches to determine the fair value of its common stock. The Company selected the market approach as the most appropriate basis for its retrospective valuation as of the date of its option grants.

        The Company has implemented the Guideline Public Company methodology for the market approach as set forth in the AICPA Practice Guide, " Valuation of Privately-Held-Company Equity Securities Issued as Compensation", (the "AICPA Guide"), by examining, as of each valuation date, the value of public biotechnology companies with characteristics comparable to the Company. Since the Company did not have earnings, cash flow or material revenue at any of the relevant dates, the Company focused on the stage of clinical development of its lead product in identifying the list of comparable companies. This metric is generally accepted in the biotechnology industry, and the achievement of a particular stage of clinical development is often a significant value-creating or valuation milestone. The Company then reviewed the list of enterprises for those that were most closely comparable to the Company at the date of grant and made adjustments (applying discounts or premiums) to an initial valuation based on a comparison of each of the selected comparables in the identified set that considered clinical status of the pipeline (in particular the lead product), market opportunity represented by the potential product and the partnering status of the product. Finally, the Company applied a marketability or illiquidity discount beginning at 15%, declining over time to 5% in September 2006, when the IPO was imminent.

        For all relevant periods, the Company's lead product, Hematide, was in Phase 1 or Phase 2 human clinical development, so starting with the first valuation date of January 2005 the Company identified a list of all public companies with products in Phase 1 or Phase 2 of clinical development in a similar therapeutic category as the company (oncology or autoimmune disease) or addressing potentially large market opportunities as identified in their respective Annual Reports on Form 10-K. This screening process identified a total of 26 public company comparables (listed at the end of Exhibit A). For each valuation date, the Company then reviewed the status of those companies to identify the closest comparables. Over the time periods examined, the mix of companies selected as comparables changed slightly as the stage of the product in development, partnering or regulatory status of the potential comparables evolved over time. The Company calculated the median market capitalization of the comparable companies at each date, adjusted to convert equity value to enterprise value (subtracting cash and adding debt), and then an adjustment factor was applied, with the level of adjustment based upon clinical status, market opportunity of the product at the similar stage of development as Hematide and partnering status. In performing this analysis, the Company notes that for periods after February 13, 2006, the market approach was also used in determining the revised implied fair value, without regard to the underwriter's preliminary estimate of the IPO price range.

        We have attached as Exhibit A to this letter the comparable companies selected, details of the analysis regarding comparability and the basis for the adjustments made taking into account the factors listed above. We have also included the related worksheet allocating the equity valuation between the preferred stock, based on liquidation preference, and the common stock.

2

        The following table summarizes the grants, the implied fair value as used for calculating the stock-based compensation in the financial statements in the registration statement and the revised implied fair value using the market approach described above:

  Grants to Employees and Directors

Grant Date	Number Granted	Exercise Price Per Share	Implied Fair Value for Financial Reporting Purposes of Common Stock Per Share	Implied Intrinsic Value Per Share	Revised Implied Fair Value Per Share	Revised Implied Intrinsic Value Per Share
1/19/2005	65,100	$0.20	$0.97	$0.77	$0.56	$0.36
4/20/2005	39,000	$0.20	$1.64	$1.44	$1.11	$0.91
7/26/2005	140,000	$0.20	$2.35	$2.15	$2.05	$1.85
10/12/2005	32,800	$0.20	$2.92	$2.72	$2.18	$1.98
2/7/2006	642,891	$1.09	$3.78	$2.69	$3.80	$2.71
2/10/2006	1,415,000	$1.09	$3.80	$2.71	$3.80	$2.71
7/28/2006	872,600	$4.71	$7.20	$2.49	$6.41	$1.70
9/27/2006	249,820	$4.71	$7.20	$2.49	$6.49	$1.78

        A brief summary of the analysis supporting the revised implied fair value per share at each of the points in time, including consideration of the internal milestones identified in our letter of October 2, 2006, is as follows:

        January 2005.    The Company reduced the implied fair value per share from $0.97 to $0.56. At this date, the Company was nearing completion of the Phase 1 clinical trail of Hematide. The product was not partnered and the Company was challenged by a difficult financing environment for single-product, early stage companies. With respect to the comparables, the Company identified five companies, Anadsys, which was in a Phase 2 clinical study with a large market product which was not partnered; Array BioPharma, which had a lead product in Phase 1 clinical studies but was partnered exclusively worldwide.; Panacos Pharmaceuticals, which was in Phase 2a, with a large market and the product was not partnered; Memory Pharmaceuticals, which had a product in Phase 1, partnered in a large market; and Sirna Therapeutics, which was in Phase 1 in a significant market and not partnered. The Company reviewed the median of the comparables, applied a 10% discount overall based on the mix of comparable candidates and a 15% marketability discount.

        April 2005.    The Company reduced the implied fair value per share from $1.64 to $1.11. At this date, The Company had released favorable Phase 1 data, and was continuing in the process of raising money, with limited interest. The Company identified four of the same comparables as in January 2005, dropping Memory Pharmaceuticals, which had a significant delay in their Phase 1 clinical studies. The Company reviewed the median of the comparables, once again applied a 10% discount overall based on the mix of comparable candidates and a 15% marketability discount.

        July 2005.    The Company reduced the implied fair value per share from $2.35 to $2.05. At this date, the Company was in the final round of raising its Series D financing, which was priced at $3.773 per preferred share, its product had entered early Phase 2 clinical development and the product was not partnered. The Company identified four comparables, three of which were the same as in the prior assessments and added Seattle Genetics, which had a lead program in Phase 2 clinical studies and no partnered compounds. The Company removed Anadsys as in June 2005 Anadsys entered into a reported $570 million collaboration involving its lead compound with a major pharmaceutical company. The Company reviewed the median of the comparables, applied a 25% discount overall based on the

3

more advanced clinical status of the compounds of the mix of comparable candidates and a 12% marketability discount.

        October 2005.    The Company reduced the implied fair value per share from $2.92 to $2.18. At this date, the Company initiated additional Phase 2 clinical studies in its lead indication, including a Phase 2b study in kidney dialysis in August 2005. The Company identified a slightly different mix of five comparables, with a heavier weighting to larger market opportunities. Specifically, the Company added Kosan Biosciences, a company with a Phase 1/2 compound in development for cancer, which was partnered, and Rigel Pharmaceuticals with a Phase 2 compound that was near completion of a significant asthma study that was not partnered. At this time, the Company was in the middle stages of its negotiations for its first Japan partnership and the mix of comparables was reviewed with that possibility in mind. The Company reviewed the median of the comparables, once again applied a 10% discount overall based on the mix of comparable candidates and a 12% marketability discount.

        February 2006.    The Company relied on the valuation of an unrelated third party and therefore did not adjust the implied fair value. The third party valuation expressly took into consideration the February 2006 Takeda Pharmaceuticals Company Limited ("Takeda") Japan partnership. The Company notes, however, that its market analysis would be within approximately 14% of the unrelated party valuation.

        July 2006.    The Company reduced the implied fair value per share from $7.20 to $6.41. At this date, the Company had Phase 2 clinical studies ongoing in dialysis and oncology. The Company signed a significant worldwide collaboration with Takeda on its lead compound that brought the Company over $100 million in cash upfront and commenced the IPO process. The Company used four comparables from the prior period, removing Kosan Biosciences as their lead product failed and the Company reorganized. The Company reviewed the median of the comparables, applied a 10% upward adjustment overall based on the significance of the second Takeda collaboration when considered with the mix of comparable candidates, and used a 5% marketability discount.

        September 2006.    The Company reduced the implied fair value per share from $7.20 to $6.49. At this date, the Company continued to progress its product through development, consistent with the set of comparables identified. The Company used the same four comparables from the prior period after reviewing the status of each of the comparables, once again applied a 10% upward adjustment to the median and an 5% marketability discount.

        It is important to note that the total stock-based compensation expense derived from the market approach and resulting change in stock prices as described above did not result in a material change to the financial statements as presented. The differences for 2005 and year-to-date 2006 stock-based compensation charges were approximately $160,000 (0.5% of the reported net loss) and $1,200,000 (1.6% of the reported net loss), respectively, which the Company does not consider material. Specifically, the Company believes that the additional information provided by the market approach in accordance with the AICPA Guide provides appropriate evidence to support the common stock valuation used in its financial statements. Accordingly, the financial statements have not been revised. as a result of this analysis.

        Finally, we note that all information in this submission is based on a pre-split analysis. The Company's Board of Directors has approved a 1-for-4 reverse stock split and corresponding

4

adjustments will be made the financial information in the Registration Statement in the Company's next filing.

Sincerely,

/s/ Christian J. Scognamillo

Christian J. Scognamillo

cc:
Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell

5

EXHIBIT A

January 19, 2005

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Anadys Pharmaceuticals Inc.	164,162,200	(31,171,000)		132,991,200
Array BioPharma Inc.	341,074,800	(96,928,000)		244,146,800
Panacos Pharmaceuticals Inc.	57,177,730	(3,211,990)		53,965,740
Memory Pharmaceuticals Corp.	105,406,100	(37,575,990)		67,830,110
Sirna Therapeutics Inc.	136,527,600	(33,028,020)		103,499,580

				103,499,580	Median Enterpise Value at date of measurement
			×	(0.10)	Adjustment

				93,149,622	Aggregate Affymax enterprise value
			+	22,460,093	Balance sheet adjustment for Affymax (add cash, subtract debt)

				115,609,715	Aggregate Affymax equity valuation
			–	113,000,000	Less preferred value
			–	2,609,715	Less cash

				—	Marketable common equity before cash
			×	(0.15)	Marketability discount

				2,609,715	Non-marketable equity value (incl. cash)
				4,699,000	Common stock & common stock equivalents to receive pro rata
				$0.56	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Nearing completion of Phase 1 clinical trials of lead product candidate, which is currently unpartnered. Actively seeking financing, and encountering difficult fundraising environment. Focused on a single product opportunity.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Anadys Pharmaceuticals Inc.	Phase 2 in second-line hepatitis B treatment—small indication. Second product candidate in front-line treatment of hepatitis B about to begin Phase 1. Both programs unpartnered.	discount	premium	neutral
Array BioPharma Inc.	Lead product candidate in Phase 1. Product launch anticipated in 2012, and assigned a 10% probability of success. Peak sales projected at $500MM in 2018.
	Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding.	neutral	neutral	discount
Panacos Pharmaceuticals Inc.	Phase 2a trial underway. Lead program is a first-in-class HIV-1 maturation inhibitor. No collaboration partner.	discount	neutral	neutral
Memory Pharmaceuticals Corp.	Phase 1 in Alzheimer's and cognition disorders. Partnered with Roche.	neutral	neutral	discount
Sirna Therapeutics Inc.	Phase 1 trial in age-related macular degeneration. Unpartnered.	neutral	neutral	neutral

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding:	25,918,364
Series D liquidation preference:		—
Series D shares outstanding:			—
Series D valuation to convert:
Series C liquidation preference:	40,000,000	40,000,000
Series C shares outstanding:	10,601,641		10,601,641
Series C valuation to convert:	130,729,318
Series B liquidation preference:	50,000,000	50,000,000
Series B shares outstanding:	7,272,411		7,272,411
Series B valuation to convert:	178,196,528
Series A liquidation preference:	23,000,000	23,000,000
Series A shares outstanding:	3,345,312		3,345,312
Series A valuation to convert:	178,196,528
		113,000,000	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:
Valuation to trigger warrants:
Number of Montgomery warrants:		—
Strike price of non-Montgomery warrants:
Valuation to trigger warrants:
Number of non-Montgomery warrants:		—

		—	Common share resulting from conversion of warrants

April 30, 2005

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Anadys Pharmaceuticals Inc.	150,713,100	(31,171,000)		125,218,100
Array BioPharma Inc.	246,348,200	(96,928,000)		155,845,200
Panacos Pharmaceuticals Inc.	112,293,280	(3,211,990)		93,327,290
Sirna Therapeutics Inc.	124,915,000	(37,575,990)		100,007,000

				112,612,050	Median Enterpise Value at date of measurement
			×	(0.10)	Adjustment

				101,350,845	Aggregate Affymax enterprise value
			+	16,874,347	Balance sheet adjustment for Affymax (add cash, subtract debt)

				118,225,192	Aggregate Affymax equity valuation
			–	113,000,000	Less preferred value
			–	5,225,192	Less cash

				—	Marketable common equity before cash
			×	(0.15)	Marketability discount

				5,225,192	Non-marketable equity value (incl. cash)
				4,706,951	Common stock & common stock equivalents to receive pro rata
				$1.11	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    On cusp of transition from Phase 1 to Phase 2. In the US, Phase 1 results released one month prior, and Phase 2 to begin in a number of months. Lead product candidate unpartnered. Still seeking financing with cash running low and few clinical devlopment milestones achieved.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Anadys Pharmaceuticals Inc.	Phase 2 in second-line hepatitis B treatment—small indication. Second product candidate in front-line treatment of hepatitis B about to begin Phase 1. Both programs unpartnered.	discount	premium	neutral
Array BioPharma Inc.	Lead product candidate in Phase 1 continuing in development. Peak sales projected at $500MM in 2018.
	Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding.	neutral	neutral	discount
Panacos Pharmaceuticals Inc.	Phase 2a trial underway. Lead program is a first-in-class HIV-1 maturation inhibitor. No collaboration partner.	neutral	neutral	neutral
Sirna Therapeutics Inc.	Phase 1 trial in age-related macular degeneration. Unpartnered.	neutral	neutral	neutral
Memory Pharmaceuticals Corp.	Dropped from comparable universe during this period due to significant delay in Phase 1 trial, and consequential delay in overall clinical development plan.
During the same time period, Affymax was proceeding with Phase 2 clinical trials.

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding:	25,926,315
Series D liquidation preference:		—
Series D shares outstanding:			—
Series D valuation to convert:
Series C liquidation preference:	40,000,000	40,000,000
Series C shares outstanding:	10,601,641		10,601,641
Series C valuation to convert:	130,759,318
Series B liquidation preference:	50,000,000	50,000,000
Series B shares outstanding:	7,272,411		7,272,411
Series B valuation to convert:	178,251,194
Series A liquidation preference:	23,000,000	23,000,000
Series A shares outstanding:	3,345,312		3,345,312
Series A valuation to convert:	178,251,194

		113,000,000	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:
Valuation to trigger warrants:
Number of Montgomery warrants:		—
Strike price of non-Montgomery warrants:
Valuation to trigger warrants:
Number of non-Montgomery warrants:		—

		—	Common share resulting from conversion of warrants

July 26, 2005

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Array BioPharma Inc.	267,730,300	(82,706,000)		185,024,300
Panacos Pharmaceuticals Inc.	264,301,800	(14,657,000)		249,644,800
Seattle Genetics Inc.	250,798,700	(44,128,000)		206,670,700
Sirna Therapeutics Inc.	195,520,000	(18,695,000)		176,825,000

				195,847,500	Median Enterpise Value at date of measurement
			×	(0.25)	Adjustment

				146,885,625	Aggregate Affymax enterprise value
			+	69,344,042	Balance sheet adjustment for Affymax (add cash, subtract debt)

				216,229,667	Aggregate Affymax equity valuation
			–	203,000,000	Less preferred value
			–	13,229,667	Less cash

				—	Marketable common equity before cash
			×	(0.12)	Marketability discount

				13,229,667	Non-marketable equity value (incl. cash)
				6,446,939	Common stock & common stock equivalents to receive pro rata
				$2.05	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Final private round of financing recently completed on difficult terms. Also this month, first Phase 2 clinical trial initiated in the US. Lead program still unpartnered.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Array BioPharma Inc.	Lead product candidate continuing in Phase 1. Peak sales projected at $500MM in 2018.
	Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding.	neutral	neutral	discount
Panacos Pharmaceuticals Inc.	Phase 2 trial underway. Lead program is a first-in-class HIV-1 maturation inhibitor with an unvalidated mechanism of action.
	No collaboration partner. Shelf registration enabling up to $50MM in financing filed.	discount	neutral	neutral
Seattle Genetics Inc.	Lead program in ongoing Phase 2 (blood cancers). Second program in Phase 1 (blood cancers), and potentially delayed. Neither program partnered.	discount	neutral	neutral
Sirna Therapeutics Inc.	Phase 1 trial in age-related macular degeneration. Unpartnered.	neutral	neutral	neutral

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding:	43,356,402
Series D liquidation preference:	90,000,000	90,000,000
Series D shares outstanding:	15,902,464		15,902,464
Series D valuation to convert:	268,204,078
Series C liquidation preference:	40,000,000	40,000,000
Series C shares outstanding:	10,609,592		10,609,592
Series C valuation to convert:	227,354,291
Series B liquidation preference:	50,000,000	50,000,000
Series B shares outstanding:	7,272,411		7,272,411
Series B valuation to convert:	310,138,753
Series A liquidation preference:	23,000,000	23,000,000
Series A shares outstanding:	3,345,312		3,345,312
Series A valuation to convert:	310,138,753

		203,000,000	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:	$1.17
Valuation to trigger warrants:	7,285,149
Number of Montgomery warrants:	220,316	220,316
Strike price of non-Montgomery warrants:	$4.25
Valuation to trigger warrants:	26,463,148
Number of non-Montgomery warrants:	1,532,405	—

		220,316	Common share resulting from conversion of warrants

October 12, 2005

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Array BioPharma Inc.	242,110,000	(70,379,200)		171,730,800
Kosan Biosciences Inc.	184,865,200	(55,182,000)		129,683,200
Panacos Pharmaceuticals Inc.	357,883,800	(93,818,000)		264,065,800
Rigel Pharmaceuticals Inc.	483,321,400	(125,921,000)		357,400,400
Seattle Genetics Inc.	191,516,900	(41,431,000)		150,085,900
				171,730,800	Median Enterpise Value at date of measurement
			×	(0.10)	Adjustment

				154,557,720	Aggregate Affymax enterprise value
			+	62,521,563	Balance sheet adjustment for Affymax (add cash, subtract debt)

				217,079,283	Aggregate Affymax equity valuation
			–	203,000,000	Less preferred value
			–	14,079,283	Less cash

				—	Marketable common equity before cash
			×	(0.12)	Marketability discount
				14,079,283	Non-marketable equity value (incl. cash)
				6,454,890	Common stock & common stock equivalents to receive pro rata
				$2.18	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Early-stage Phase 2 trial in chronic kidney disease underway, and first later-stage Phase 2b initiated. Lead product candidate is unpartnered.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Array BioPharma Inc.	Lead product candidate in Phase 1 continued in development. Peak sales projected at $500MM in 2018.
	Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding. IND filed to begin clinical development of a second product candidate.	neutral	neutral	discount
Kosan Biosciences Inc.	Lead product candidate fails in Phase 2 cancer indication. Phase 1/2 in a second cancer program, and Phase 1 in two other lower priority programs.
	All in refractory and metastatic cancer. Worldwide partnership with Roche on lead program and a Phase 1.	neutral	neutral	discount
Panacos Pharmaceuticals Inc.	Successful early-stage Phase 2 completed, and over $80MM raised on strength of positive clinical data. Positive oral bioavailabilty results also released.	discount	neutral	neutral
Rigel Pharmaceuticals Inc.	Phase 2 trials of lead product candidate nearly complete (allergy). Phase 1 of second product candidate is enrolling (rheumatoid arthritis). Neither program is partnered. + $80MM common stock offering completed.	discount	neutral	neutral
Seattle Genetics Inc.	Lead program in ongoing Phase 2 (blood cancers). Second program in Phase 1 (blood cancers), and potentially delayed. Neither program partnered.	discount	neutral	neutral

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding (w/o warrants):	43,356,402
Series D liquidation preference:	90,000,000	90,000,000
Series D shares outstanding:	15,902,464		15,902,464
Series D valuation to convert:	268,204,078
Series C liquidation preference:	40,000,000	40,000,000
Series C shares outstanding:	10,601,641		10,601,641
Series C valuation to convert:	227,354,291
Series B liquidation preference:	50,000,000	50,000,000
Series B shares outstanding:	7,272,411		7,272,411
Series B valuation to convert:	310,138,753
Series A liquidation preference:	23,000,000	23,000,000
Series A shares outstanding:	3,345,312		3,345,312
Series A valuation to convert:	310,138,753

		203,000,000	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:	$1.17
Valuation to trigger warrants:	7,294,452
Number of Montgomery warrants:	220,316	220,316
Strike price of non-Montgomery warrants:	$4.25
Valuation to trigger warrants:	26,496,940
Number of non-Montgomery warrants:	1,532,405	—

		220,316	Common share resulting from conversion of warrants

February 7 & 10, 2006

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Array BioPharma Inc.	313,657,500	(65,112,000)		248,545,500
Kosan Biosciences Inc.	148,328,600	(50,538,000)		97,790,600
Panacos Pharmaceuticals Inc.	422,255,400	(86,925,000)		335,330,400
Rigel Pharmaceuticals Inc.	209,686,600	(135,993,970)		73,692,630
Seattle Genetics Inc.	226,732,900	(42,469,000)		184,263,900
				184,263,900	Median Enterpise Value at date of measurement
			×	(0.05)	Adjustment

				175,050,705	Aggregate Affymax enterprise value
			+	78,552,289	Balance sheet adjustment for Affymax (add cash, subtract debt)

				253,602,994	Aggregate Affymax equity valuation
			–	173,000,000	Less preferred value
			–	78,552,289	Less cash

				2,050,705	Marketable common equity before cash
			×	(0.10)	Marketability discount

				80,397,924	Non-marketable equity value (incl. cash)
				18,588,945	Common stock & common stock equivalents to receive pro rata
				$4.33	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Phase 2 trials of lead product candidate ongoing in chronic kidney disease, and first oncology trial is just getting underway. Partnership with Takeda on development of lead product candidate for Japan being finalized.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Array BioPharma Inc.	Lead product candidate in Phase 1 progressing. Peak sales projected $500MM 2018.
Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and reseach funding.
	Phase 1 trial of second product candidate is enrolling patients.	neutral	neutral	discount
Kosan Biosciences Inc.	Second product candidate enters first Phase 2 trial. Previous trials of other candidates continue to enroll without progressing
	All in refractory and metastatic cancer. Worldwide partnership with Roche on lead program and a Phase 1.	neutral	neutral	discount
Panacos Pharmaceuticals Inc.	Drug interaction trial completed demonstrating ability to co-administer lead product candidate with existing components of HIV /AIDS cocktail therapy.
	Successful oral bioavailibilty studies completed. Discussions with FDA in on design of late-stage Phase 2 trials ongoing.	discount	neutral	neutral
Rigel Pharmaceuticals Inc.	Lead product candidate fails in Phase 2. Second program has completed a Phase 1 (rheumatoid arthritis), and is unpartnered.	premium	neutral	neutral
Seattle Genetics Inc.	Lead program in ongoing Phase 2 (blood cancers). Second program in multiple Phase 1 trials (blood cancers), and but not progressing quickly.	discount	neutral	neutral

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding (w/o warrants):	45,628,663
Series D liquidation preference:	90,000,000	90,000,000
Series D shares outstanding:	15,902,464		15,902,464
Series D valuation to convert:	280,204,080
Series E liquidation preference:	10,000,000	10,000,000
Series E shares outstanding:	2,120,329		2,120,329
Series E valuation to convert:	258,965,886
Series C liquidation preference:	40,000,000	—
Series C shares outstanding:	10,609,592		—
Series C valuation to convert:	237,354,291
Series B liquidation preference:	50,000,000	50,000,000
Series B shares outstanding:	7,376,475		7,376,475
Series B valuation to convert:	306,793,009
Series A liquidation preference:	23,000,000	23,000,000
Series A shares outstanding:	3,393,180		3,393,180
Series A valuation to convert:	306,793,009

		173,000,000	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:	$1.17
Valuation to trigger warrants:	19,698,372
Number of Montgomery warrants:	220,316	220,316
Strike price of non-Montgomery warrants:	$4.25
Valuation to trigger warrants:	71,553,914
Number of non-Montgomery warrants:	1,532,414	1,532,414

		1,752,730	Common share resulting from conversion of warrants

July 28, 2006

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Array BioPharma Inc.	324,729,200	(55,951,000)		268,778,200
Kosan Biosciences Inc.					Reorganization (see below)
Panacos Pharmaceuticals Inc.	243,742,400	(74,297,000)		169,445,400
Rigel Pharmaceuticals Inc.	254,016,300	(119,444,000)		134,572,300
Seattle Genetics Inc.	206,392,100	(97,071,040)			109,321,060
				152,008,850	Median Enterpise Value at date of measurement
			×	0.10	Adjustment

				167,209,735	Aggregate Affymax enterprise value
			+	152,212,641	Balance sheet adjustment for Affymax (add cash, subtract debt)

				319,422,376	Aggregate Affymax equity valuation
			–	—	Less preferred value
			–	152,212,641	Less cash

				167,209,735	Marketable common equity before cash
			×	(0.05)	Marketability discount

				311,061,889	Non-marketable equity value (incl. cash)
				48,503,884	Common stock & common stock equivalents to receive pro rata
				$6.41	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Phase 2 trials of lead product candidate ongoing in chronic kidney disease and oncology. Worldwide partnership with Takeda signed on very favorable terms, including $100MM of upfront cash. Takeda assumes majority of shared development costs related to clinical development.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Array BioPharma Inc.	Lead product candidate recently entered Phase 2. Peak sales projected $500MM 2018.
Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding.
	Phase 1 trial of second product candidate is enrolling patients. Phase 1 trial of third product candidate initiated.	discount	neutral	premium
Kosan Biosciences Inc.	Company reorganizes management team; unknown priorities and pipeline efforts.
Panacos Pharmaceuticals Inc.	Enrollment in late-stage Phase 2 initiated the previous month. Positive data on lack of viral resistence reported.
	Lead program is a first-in-class HIV-1 maturation inhibitor. No collaboration partner.	discount	neutral	premium
Rigel Pharmaceuticals Inc.	Ongoing Phase 1 underway (rheumatoid arthritis), and program is unpartnered.	premium	neutral	premium
Seattle Genetics Inc.	Lead program in ongoing Phase 2 (blood cancers). Second program in multiple Phase 1 trials (blood cancers), and results of one recently reported.	discount	neutral	premium

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding (w/o warrants):	46,751,163
Series D liquidation preference:	90,000,000	—
Series D shares outstanding:	15,902,464		—
Series D valuation to convert:	282,760,571
Series E liquidation preference:	10,000,000	—
Series E shares outstanding:	2,120,329		—
Series E valuation to convert:	258,965,886
Series C liquidation preference:	40,000,000	—
Series C shares outstanding:	10,583,088		—
Series C valuation to convert:	231,391,952
Series B liquidation preference:	50,000,000	—
Series B shares outstanding:	7,376,475		—
Series B valuation to convert:	314,401,651
Series A liquidation preference:	—	—
Series A shares outstanding:	—		—
Series A valuation to convert:

		—	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:	$1.17
Valuation to trigger warrants:	54,698,861
Number of Montgomery warrants:	220,316	220,316
Strike price of non-Montgomery warrants:	$4.25
Valuation to trigger warrants:	198,692,443
Number of non-Montgomery warrants:	1,532,405	1,532,405

		1,752,721	Common share resulting from conversion of warrants

September 27, 2006

Comparable Company	Market Capitalization	Balance Sheet Adjustment (add debt, subtract cash)	Enterprise Valuation
Array BioPharma Inc.	334,901,400	(55,951,000)		278,950,400
Kosan Biosciences Inc.
Panacos Pharmaceuticals Inc.	256,836,000	(74,297,000)		182,539,000
Rigel Pharmaceuticals Inc.	263,987,500	(119,444,000)		144,543,500
Seattle Genetics Inc.	242,574,400	(97,071,000)		145,503,400

				164,021,200	Median Enterpise Value at date of measurement
			×	0.10	Adjustment

				180,423,320	Aggregate Affymax enterprise value
			+	143,179,418	Balance sheet adjustment for Affymax (add cash, subtract debt)

				323,602,738	Aggregate Affymax equity valuation
			–	—	Less preferred value
			–	143,179,418	Less cash

				180,423,320	Marketable common equity before cash
			×	(0.05)	Marketability discount

				314,581,572	Non-marketable equity value (incl. cash)
				48,503,884	Common stock & common stock equivalents to receive pro rata
				$6.49	Implied fair value per share of common stock

Comparable company status and rationale for adjustments:

Affymax:    Affymax: Phase 2 trials of lead product candidate ongoing in two indications (chronic kidney disease, oncology). Worldwide partnership with Takeda signed on very favorable terms. including $100MM of upfront cash. Takeda assumes majority of shared development costs related to clinical development.

Adjustments to apply for Affymax
		Clinical Status Adjustment	Market Opportunity Adjustment	Partnering Status Adjustment
Array BioPharma Inc.	Lead product candidate recently entered Phase 2. Peak sales projected $500MM 2018. Lead product candidate is partnered worldwide with AstraZeneca, and company received upfront payments and research funding.
	Phase 1 trial of second product candidate is enrolling patients. Phase 1 trial of third product candidate initiated.	discount	neutral	premium
Kosan Biosciences Inc.	No longer comparable.
Panacos Pharmaceuticals Inc.	Enrollment in late-stage Phase 2 initiated the previous month. Positive data on lack of viral resistance reported.
	Lead program is a first-in-class HIV-1 maturation inhibitor. No collaboration partner.	discount	neutral	premium
Rigel Pharmaceuticals Inc.	Phase 2 in current lead program initiated (rheumatoid arthritis), and program is unpartnered.	neutral	neutral	premium
Seattle Genetics Inc.	Lead program in ongoing Phase 2 (blood cancers). Second program in multiple Phase 1 trials (blood cancers), and results of one recently reported.
	Latest product candidate enrolling Phase 1. No collaborations with major pharmaceutical company partners.	discount	neutral	premium

Worksheet for common stock & common stock equivalents to compute implied value per share

Affymax full-diluted shares outstanding (w/o warrants):	46,751,163
Series D liquidation preference:	90,000,000	—
Series D shares outstanding:	15,902,464		—
Series D valuation to convert:	282,760,571
Series E liquidation preference:	10,000,000	—
Series E shares outstanding:	2,120,329		—
Series E valuation to convert:	258,965,886
Series C liquidation preference:	40,000,000	—
Series C shares outstanding:	10,583,088		—
Series C valuation to convert:	231,391,952
Series B liquidation preference:	50,000,000	—
Series B shares outstanding:	7,376,475		—
Series B valuation to convert:	314,401,651
Series A liquidation preference:	—	—
Series A shares outstanding:	—		—
Series A valuation to convert:

		—	Liquidation preferences to be paid to preferred shareholders

Strike price of Montgomery warrants:	$1.17
Valuation to trigger warrants:	54,698,861
Number of Montgomery warrants:	220,316	220,316
Strike price of non-Montgomery warrants:	$4.25
Valuation to trigger warrants:	198,692,443
Number of non-Montgomery warrants:	1,532,405	1,532,405

		1,752,721	Common share resulting from conversion of warrants

Comparable Companies

		2005
			Date of Analysis
			1/19/2005		4/20/2005		7/26/2005		10/12/2005
Ticker	Name	Stage of Development 10-K 2004	Market Cap	enterprise Value	Market Cap	enterprise Value	Market Cap	enterprise Value	Market Cap	enterprise Value
ANDS	Anadys Pharmaceuticals Inc.	Phase I (ANA975), Phase II (ANA380)	164.2	133.0	150.7	125.2	275.7	256.3	288.4	177.9
ARIA	Ariad Pharmaceuticals Inc.	Phase II (AP23573)	340.9	275.0	337.3	283.0	399.2	357.6	387.0	299.3
RNAI	Sirna Therapeutics Inc.	Phase I (Sirna-027)	136.5	103.5	124.9	100.0	195.5	176.8	205.9	161.1
RIGL	Rigel Pharmaceuticals Inc.	Phase I (R788)	435.9	366.6	307.9	240.0	405.6	347.8	483.3	357.4
GERN	Geron Corp.	Phase I/II (Telomerase vaccine therapy)	466.3	349.1	365.9	243.3	544.5	419.3	584.6	386.4
KOSN	Kosan Biosciences Inc.	Phase II (KOS-862)	203.7	140.3	143.6	85.6	276.0	224.8	184.9	129.7
PANC	Panacos Pharmaceuticals Inc.	Phase IIa (PA-457)	57.2	54.0	112.3	93.3	264.3	249.6	357.9	345.1
SNSS	Sunesis Pharmaceuticals Inc.	Phase I/II (SNS-032)	N/A	N/A	N/A	N/A	N/A	N/A	134.1	81.6
SGEN	Seattle Genetics Inc.	Phase II (SGN-30)	236.0	198.8	176.7	132.9	250.8	206.7	191.5	150.1
ARRY	Array BioPharma Inc.	Phase I (ARRY-142886)	341.1	244.1	246.3	155.8	267.7	185.0	242.1	171.7
VIAC	ViaCell Inc.	Phase I (CB001)	N/A	N/A	278.4	213.9	299.5	238.1	197.6	138.2
INCY	Incyte Corp.	Phase IIb (Reverset)	768.8	677.8	568.5	498.5	668.9	617.0	360.4	338.3
BCRX	BioCryst Pharmaceuticals Inc.	Phase II (BCX-1777)	131.0	107.8	109.6	68.5	173.6	140.6	357.0	326.1
XNPT	XenoPort Inc.	Phase II (XP13512)	N/A		N/A	N/A	243.4	158.5	262.6	185.4
COLY	Coley Pharmaceutical Group Inc.	Phase II (ProMune)	N/A		N/A	N/A	N/A	N/A	388.6	240.5
AVRX	Avalon Pharmaceuticals Inc.	Phase I (AVN944)	N/A	N/A	N/A	N/A	N/A	N/A	57.2	142.5
ABPI	Accentia Biopharmaceuticals Inc.	Phase III (SinuNase)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
AVGN	Avigen Inc.	Phase I/II (AV201)	62.6		62.2		71.3		58.1
GENR	Genaera Corp.	Phase II (EVIZON)	180.3	148.2	122.9	97.9	96.7	75.9	117.4	80.2
AVII	AVI BioPharma Inc.	Phase II (Resten-NG, NEUGENE)	149.6	130.1	128.5	91.3	101.2	69.0	118.0	87.0
VION	Vion Pharmaceuticals Inc.	Phase II (Cloretazine)	227.4	185.6	177.9	109.9	181.4	119.2	126.0	68.5
TRMS	Trimeris Inc.	Phase I/II (T-1249)	275.1	226.7	221.7	173.3	288.3	245.2	317.2	277.1
ARNA	Arena Pharmaceuticals Inc.	Phase II (ADP 356)	167.9	96.9	202.4		289.3	151.8	325.2	202.2
ALNY	Alnylam Pharmaceuticals Inc.	Preclinical (RNAi)	161.0	122.1	173.4	142.9	205.2	181.5	209.9	192.6
MEMY	Memory Pharmaceuticals Corp.	Phase I (MEM 1003)	105.4	67.8	45.1		45.4		85.2
PARS	Pharmos Corp.	Phase II (Dexanbinol)	110.3	61.2	56.1		45.5		38.6
		2006
			Date of Analysis
			2/7/2006		2/10/2006		7/28/2006		9/27/2006
Ticker	Name	Stage of Development 10-K 2005	Market Cap	enterprise Value	Market Cap	enterprise Value	Market Cap	enterprise Value	Market Cap	enterprise Value
ANDS	Anadys Pharmaceuticals Inc.	Phase I/II (ANA975) Phase II (ANA380)	311.8	208.5	308.1	204.8	98.8	87.7
ARIA	Ariad Pharmaceuticals Inc.	Phase II (AP23573)	367.7	293.9	365.9	292.0	247.2	199.5	285.7	238.0
RNAI	Sirna Therapeutics Inc.	Phase I (Sirna-027)	268.3	222.6	277.9	232.2	356.3	264.2	426.3	334.1
RIGL	Rigel Pharmaceuticals Inc.	Phase II (R788)	209.7	73.7	208.9	72.9	254.0	134.6	264.0	144.5
GERN	Geron Corp.	Phase I/II (Telomerase vaccine therapy)	518.6	329.1	518.0	328.5	418.1	236.5	410.9	229.2
KOSN	Kosan Biosciences Inc.	Phase II (KOS-862)	148.3	97.8	144.2	93.7	120.3		158.3
PANC	Panacos Pharmaceuticals Inc.	Phase II (PA-457)	422.3	335.3	405.3	318.4	243.7	169.4	256.8	182.5
SNSS	Sunesis Pharmaceuticals Inc.	Phase II (SNS-595)	101.1	55.1	101.1	55.1	137.8		152.5
SGEN	Seattle Genetics Inc.	Phase II (SGN-30)	226.7	184.3	203.8	161.4	206.4	109.3	242.6	145.5
ARRY	Array BioPharma Inc.	Phase II (ARRY-886)	313.7	248.5	318.3	253.2	324.7	268.8	334.9	279.0
VIAC	ViaCell Inc.	Phase I (CB001)	189.1	130.0	193.6	134.6	151.2		156.9
INCY	Incyte Corp.	Phase IIb (DFC (Reverset))	438.0	434.9	441.4	438.3	355.5	414.4	363.9	422.8
BCRX	BioCryst Pharmaceuticals Inc.	Phase IIa (Fodosine)	543.1	492.9	469.4	419.1	316.4	261.6	349.4	294.6
XNPT	XenoPort Inc.	Phase III (XP13512)	310.1	219.6	338.7	248.2	420.8	274.4	487.2	340.8
COLY	Coley Pharmaceutical Group Inc.	Phase III (ProMune)	380.4	240.8	363.3	223.7	286.4	168.2	302.2	184.0
AVRX	Avalon Pharmaceuticals Inc.	Phase I (AVN944)	34.2		35.0		28.6		27.9
ABPI	Accentia Biopharmaceuticals Inc.	Phase III (SinuNase)	201.5	221.0	190.7	210.3	87.1	108.8	76.8
AVGN	Avigen Inc.	Phase I/II (AV411)	101.4		98.7		145.8		125.4
GENR	Genaera Corp.	Phase III (EVIZON)	102.4	70.2	96.2	64.0	47.6		41.8
AVII	AVI BioPharma Inc.	Phase II (NEUGENE)	418.2	371.1	375.7	328.6	136.6		190.1
VION	Vion Pharmaceuticals Inc.	Phase III (Cloretazine)	131.7	78.9	139.6	86.9	66.0		70.7
TRMS	Trimeris Inc.	Phase I/II (T-1249 (on hold))	264.7	227.8	270.2	233.3	219.4	177.6	195.9	154.2
ARNA	Arena Pharmaceuticals Inc.	Phase II (ADP 356)	505.6	440.9	499.1	434.4	498.2	294.0	583.9	379.7
ALNY	Alnylam Pharmaceuticals Inc.	Phase I (ALN-RSV01)	339.4	266.8	317.3	244.7	398.4	284.2	465.8	351.6
MEMY	Memory Pharmaceuticals Corp.	Phase II (MEM 1003)	92.0		88.3		39.3		36.7
PARS	Pharmos Corp.	Phase I (Cannabinor)	42.3		41.4		38.7		32.6